CST BRANDS, INC.
Kimberly S. Bowers
Chief Executive Officer and President

February 25, 2013

VIA EDGAR AND E-MAIL

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	CST Brands, Inc.
(Formerly Corner Store Holdings, Inc.)
Amendment No. 2 to Form 10
Filed February 8, 2013
File No. 001-35743
Dear Ms. Ransom:
Set forth below is the response of CST Brands, Inc. (formerly Corner Store Holdings, Inc.) (the “Company”) to the third comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated February 21, 2013 regarding the above-referenced Amendment No. 2 to the Registration Statement on Form 10 (“Amendment No. 2”) filed by the Company on February 8, 2013. The Company will respond to the Staff’s remaining comments in such letter in a subsequent response.
For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company's response to such comment.

Financial Statements and Supplementary Data, page F-1

3.
We note your statement on page F-8 that CST was incorporated in Delaware as a wholly owned subsidiary of Valero in November 2012. Please confirm our assumption that the assets and liabilities of your retail operations will not be transferred to CST until after you request effectiveness for this filing. If our assumption is correct and the financial statements presented in this filing are those of the predecessor and not of CST itself, please tell us how you have complied with Rules 3-01(a) and 3-02(a) of Regulation S-X to present financial statements for the registrant.

Response: The Company confirms the Staff’s assumption that the assets and liabilities of Valero’s retail operations will not be transferred to the Company until after the request for effectiveness of the Form 10. The Company respectfully submits that it has complied with Rules 3-01(a) and 3-02(a) of Regulation S-X by providing completed audited financial statements of the operating company (as predecessor of the registrant) and that, in accordance with the Commission’s practice as reflected in the Division of Corporation

Ms. Mara L. Ransom
Securities and Exchange Commission
February 25, 2013

Finance Financial Reporting Manual (the “Manual”), separate financial statements for the registrant are not required.
The first and second scenarios contemplated by Section 1160.1 of the Manual independently support the conclusion that the Company is not required to provide registrant financial statements.
Regarding the first scenario, because the transfer of Valero’s retail operations is not expected to occur until shortly before the distribution date and thus after effectiveness of the Form 10, the Company, which was formed solely in contemplation of the spin-off and has so far not conducted any business, will not be capitalized on other than a nominal basis prior to effectiveness. In response to the Staff’s comment, as contemplated by Section 1160.1 of the Manual, the Company will add a statement to the Form 10 clarifying that it has not commenced operations, has no (or nominal) assets and has no material contingent liabilities or commitments.
Independently, the Company is not required to provide registrant financial statements under the second scenario of Section 1160.1 because it plainly meets the requirements for a “business combination related shell company.”
The Company notes that, in addition to the foregoing, the third scenario of Section 1160.1 of the Manual does not require a contrary result because the Company will succeed to the retail business in a transaction that is a reorganization. The proposed transfer of assets and liabilities from Valero to the Company constitutes a reorganization as described in Section 368(a)(1) of the Internal Revenue Code.
* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2246.
Sincerely,

/s/ Kimberly S. Bowers
Kimberly S. Bowers
Chief Executive Officer and President

cc:	Jay D. Browning
Clayton E. Killinger